UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2024

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

The Registrant issued a press release on May 21, 2024, a copy of which is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.
99.1	Press Release announcing Key Dates for Rights Offering

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2024

For Sify Technologies Limited

By:	/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Chief Financial Officer and Whole time director

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